[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

February 13, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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FOIA Confidential Treatment Requested

Under 17 C.F.R §200.83

Attention:	Jeffrey P. Riedler, Assistant Director Christina De Rosa Keira Nakada James Rosenberg

Re:	Achaogen, Inc. Stock-Based Compensation Registration Statement on Form S-1 (File No. 333-193559)

Ladies and Gentleman:

On behalf of Achaogen, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 with the Commission on January 24, 2014 and the Company filed Amendment No. 1 to the Registration Statement on February 12, 2014 (“Amendment No. 1”). The purpose of this Letter is to provide supplemental information to the Staff in respect of the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 66 through 72 of Amendment No. 1.

The Company supplementally advises the Staff that while not reflected in Amendment No. 1, based on discussions with the Company’s Board of Directors and reflecting the input from the lead

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1001

February 13, 2014

underwriters for its initial public offering (the “Underwriters”), the Company currently anticipates a price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might give effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company anticipates implementing a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in more detail in the Section, the Company has historically utilized the probability-weighted expected return method (“PWERM”) alone or in combination with the option pricing method (“OPM”) as a hybrid method (“Hybrid Method”), each an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. At each grant date, the Company’s Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On January 30, 2014, the most recent fair value determination date, the Company determined the fair value of its common stock to be $0.84 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of December 31, 2013 (the “December 31 Valuation”) utilizing the Hybrid Method and the Board of Directors’ determination that there were no material changes to the business or required adjustments to the estimated fair value of its common stock since December 31, 2013. The Company has not made any equity grants since January 30,

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1002

February 13, 2014

2014. For purposes of the December 31 Valuation, the Company anticipated a relatively substantial probability of an IPO event to occur in early 2014. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered longer term liquidity scenarios following a cash infusion. Ultimately, the Company determined the Estimated Fair Value assuming seven (7) potential future events:

(i) an initial public offering in early 2014 (the “2014 IPO”);

(ii) an initial public offering [***] of 2015 subsequent to consummating a partnership with a major pharmaceutical company (the “2015 post-Partnership IPO”);

(iii) an initial public offering [***] of 2015 subsequent to consummating an additional venture capital private placement financing (“2015 post-VC round IPO” and, together with the 2015 post-Partnership IPO, the “2015 IPO Scenarios”);

(iv) a strategic merger or sale of the Company [***] of 2015 subsequent to consummating a partnership with a major pharmaceutical company (the “2015 post-Partnership Sale”);

(v) a strategic merger or sale of the Company [***] of 2015 subsequent to consummating an additional venture capital private placement financing (the “2015 post-VC round Sale” and together with the 2015 post-Partnership Sale, the “2015 Sale Scenarios”); and

(vi) a dissolution or other liquidity event of the Company with no value to common stockholders either (1) subsequent to consummating a partnership with a major pharmaceutical company or (2) subsequent to consummating an additional venture capital private placement financing (the “Dissolution Scenarios”).1

For each of the potential future liquidity events, the Company estimated an equity value at the time of the liquidity event, an equity value discounted to present value, a common stock per share value discounted to present value, and a probability weighting of the applicable liquidity event. The Company then calculated a probability-weighted common stock per share value by discounting the future value indication or, as applicable, applying the OPM. Next, the Company calculated a discount for lack of marketability (“DLOM”) for each potential future liquidity event, derived the weighted-average DLOM and applied the weighted-average DLOM to the probability weighted common stock value to conclude the Estimated Fair Value. The following table sets forth the results of the Hybrid Method used to determine the Estimated Fair Value (in millions, except per share data):

[1]	The Dissolution Scenarios are aggregated for purposes of this presentation.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1003

February 13, 2014

PWERM METHOD	2014 IPO			2015 Post- Partnership IPO			2015 post- VC round IPO			2015 post- Partnership Sale			2015 post- VC round Sale			Dissolution Scenarios

Equity Value	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	NA

Equity Value (PV)[2]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	NA

Common Stock Per Share Value (PV)	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	$0.00

Probability weighting		70.0%			13.0%			6.5%			[***	]%		[***	]%	[***	]%

Probability-weighted Common Stock Per Share Value (PV)		$[***]

DLOM		[***	]%		[***	]%		[***	]%		[***	]%		[***	]%	NA

Weighted-Average DLOM		12.1%

Estimated Fair Value Per Share		$0.84

To determine the equity values for the 2014 IPO scenario, the Company utilized a blended valuation based on both (i) a range of pre-IPO equity values from an analysis of valuations of comparably sized biotechnology companies that completed their respective IPOs between January 1, 2012 and December 31, 2013 and (ii) a market based approach from an analysis of comparably sized publicly trading biotechnology companies in Phase 2 and Phase 3 development. These two groups of comparable companies were then further segregated to smaller subset of companies focused on infectious disease indications or anti-infective/antibacterial treatments and used as the basis for the blended valuation. The comparable companies included, among others: [***]. The selected companies were chosen based on a comparable stage of clinical development in the field. To determine the equity values for the 2015 IPO Scenarios, the Company utilized a similar blended valuation as in the 2014 IPO scenario, but selected comparable companies further along in Phase 3 development reflecting the Company’s anticipated progress into its Phase 3 trial at the time of the 2015 IPO event.

To determine the equity value for the 2015 Sale Scenarios, the Company derived a range of equity values from an analysis of the valuations of comparably sized biotechnology companies at the time of their acquisitions. These equity values ranged from $[***] million to $[***] billion, however, in light of a majority of the acquired companies having [***], the Company selected an equity value at the [***] quartile of these equity values $[***] million.

The Company believes that the potential liquidity events used in the December 31 Valuation and the probability weighting of each liquidity event was reasonable and appropriate at the time, in light of the

[2]	Refers to the equity value discounted to present value based on the determination of the estimated time to the applicable liquidity event.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1004

February 13, 2014

Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The prices per share above do not reflect any reverse stock split that the Company might give effect to in the preliminary prospectus.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of the valuation increases for comparable companies at the time of their IPO relative to the valuation in their most recent private financing; (b) a discounted cash flow model; (c) a comparison of comparable company valuations at the time of their IPO; and (d) a comparison of similar public companies with anti-infective/antibacterial products. The following table summarizes the Company’s anticipated Pre-Offering Equity Values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End

Pre-Offering Equity Value	$[***]	$[***]	$[***]

Pre-Offering Equity Value per Share	$[***]	$[***]	$[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE

There are two main factors that account for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share. The first factor is the difference in valuation methodology used to derive the Preliminary IPO Price Range and Estimated Fair Value Per Share. In particular, because the Hybrid Method utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenarios, (ii) the discounting to present value for each of the future equity values at the liquidity event and (iii) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future equity values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for our preferred stock in relation to the allocations of value in the OPM.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1005

February 13, 2014

The second factor relates to the significant recent receptivity in the public markets to new biotechnology issuers. In particular, in the first week of February, following the January 30th grant date, eight biotechnology companies priced IPOs, the largest number in a single week since February 2000. Further, with regard to the 13 biotechnology IPOs in 2014 pricing on or after January 30, 2014, these companies were trading, on average, over 21% above their IPO price as of February 12, 2014. Notably, a comparison of the projected enterprise value of the Company under the most relevant liquidity event, the [***] scenario ($[***] million), which does not include the inherent methodology reductions or discounts noted above, and the pre-offering equity value at the low-end and mid-point of the Preliminary IPO Price Range ($[***] million and $[***] million, respectively) shows an increase of approximately [***]% and [***]% in overall equity value of the Company, respectively. This minimal difference in equity value is attributable to the increased receptivity for biotechnology IPO issuers, strong after-market performance of the recent biotechnology IPOs and the inclusion in the Preliminary IPO Price Range of a larger peer group of valuations of biotechnology companies to include companies outside of those only focused on infectious disease indications or anti-infective/antibacterial treatments, in light of the relatively small sample size of such companies.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the Hybrid Method, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions

In light of the Preliminary IPO Price Range, in particular, the comparison of the range of Pre-Offering Equity Values and the Company’s Equity Value for the 2014 IPO scenario, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Kenneth J. Hillan, M.B., Ch.B., Achaogen, Inc. Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP Mark V. Roeder, Esq., Latham & Watkins LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Achaogen, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ACHAOGEN, INC.

ACH-1006